EXHIBIT 12.4

                           PSEG ENERGY HOLDINGS L.L.C.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                     FOR THE THREE
                                                     MONTHS ENDED                           FOR THE YEARS ENDED
                                                       MARCH 31,                                DECEMBER 31,
                                                 ---------------------------------------------------------------------------------
                                                   2007         2006        2006        2005        2004        2003        2002
                                                 ---------------------------------------------------------------------------------
Earnings as Defined in Regulation S-K (A):

Pre-tax (Loss) Income from Continuing
   Operations                                    $    23      $    40     $    12     $   269     $   199     $   249     $  (369)
Loss/(Income) from Equity Investees, Net of
   Distributions                                      43          (23)        (37)        (28)         78          60          (2)
Fixed Charges                                         43           51         206         214         224         215         219
Capitalized Interest                                   -            -          (1)         (1)         (3)        (10)        (12)
                                                 ---------------------------------------------------------------------------------

Total Earnings                                   $   109      $    68     $   180     $   454     $   498     $   514     $  (164)
                                                 =================================================================================

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                 $    43      $    50     $   204     $   213     $   223     $   214     $   218
Interest Factor in Rentals                             -            1           2           1           1           1           1
                                                 ---------------------------------------------------------------------------------

Total Fixed Charges                              $    43      $    51     $   206     $   214     $   224     $   215     $   219
                                                 =================================================================================

Ratio of Earnings to Fixed Charges (C)              2.53         1.33        0.87        2.12        2.22        2.39       (0.75)
                                                 =================================================================================

(A) The term "earnings" is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002, were (0.75), as noted above, which represents a deficiency of $383 million.